UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, August 4, 2008

Honorable President

National Securities Commission

Mr. Eduardo Hecker

S            /              D

Re.:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”)

Dear Sirs:

I am pleased to inform you, in accordance with the relevant governing regulations, that:

(i) On July 30, 2008, the Secretariat of Energy adopted Resolution 865/2008, which modifies Resolution 434/2007, and establishes that the new electricity tariffs to be adopted pursuant to the Integral Tariff Revision process (Revisión Tarifaria Integral, or RTI) will become effective in February 2009. Furthermore, Resolution No. 865/2008 states that in the event that the RTI results in an increase in the then effective electricity tariffs, such increase will take place in three stages in February 2009, August 2009 and February 2010.

(ii) On July 31, 2008, the National Agency for the Regulation of Electricity (the Ente Nacional Regulador de la Electricidad, or the ENRE) issued Resolution 324/2008, which approves new electricity tariff schedules for Edenor that partially incorporate the adjustments resulting from past applications of the Cost Monitoring Mechanism (CMM) that had not been incorporated into Edenor’s tariff schedules. This new tariff schedule is retroactively effective as from July 1, 2008.

The new tariff schedule provides the Company with an overall 17.9% increase in its aggregate distribution margin.

Pursuant to the rules outlined in the new tariff schedule, the tariffs for Edenor’s customers will, on average, increase as follows per category of customer:

Residential Customers

Category	Customer Type	Projected Increase in Average Bill

T1R - 0 to 650 kwh/biquarterly	Low-consumption homes	0%

T1R - 651 to 800 kwh/biquarterly	Medium-consumption homes	10%

T1R - 801 to 900 kwh/biquarterly	Medium/High-consumption homes	15%

T1R - 901 to 1000 kwh/biquarterly	High-consumption homes	20%

T1R - 1001 to 1200 kwh/biquarterly	Very high-consumption homes	25%

T1R – more than 1200 kwh/biquarterly	Very high-consumption homes	30%

Other Customers

Category	Projected Increase in Average Bill

Public Lighting	0%

G1 -G2 - G3	10%

T2 - T3	10%

Cordially,

Jaime J. Barba

Edenor S.A.

Attorney-in-Fact